SECU[barcode] COMMISSION
05037048 49

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden
hours per response 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18457

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

STOLPER & CO., INC.

OFFICIAL USE ONLY

FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE AMERICIA PLAZA 600 WEST BROADWAY, SUITE 1225
(No. and Street)

SAN DIEGO, (City) CALIFORNIA (State) 92101-3355 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

BARBARA MALONE, MANAGING DIRECTOR (619) 231 – 9102
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report.*

CORADINO HICKEY AND HANSON, A CPA CORPORATION
(Name – if individual, state last, first middle name)

4275 EXECUTIVE SQUARE, SUITE 200 (Address) LA JOLLA (City) CALIFORNIA (State) 92037-1476 (Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barbara Malone, Managing Director, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stolper & Co., Inc., as of December 31, 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Barbara Malone
Barbara Malone
(Title) Managing Director

STATE OF CALIFORNIA)) ss. COUNTY OF SAN DIEGO)

On this 22 day of February in the year 2005, before me, Monique Jordan a Notary Public, State of California, duly commissioned and sworn, personally appeared Barbara A. Malone, ~~personally known to me~~ (or proved to me on the basis of satisfactory evidence) to be the person(~~s~~) whose name is/~~are~~ subscribed to the within instrument, and acknowledged to me that She ~~he~~ executed the same in ~~his~~/her/~~their~~ authorized capacity(~~ies~~), and that ~~his~~/her/~~their~~ signature(~~s~~) on the instrument the person(s), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

WITNESS my hand and official seal.

Monique Jordan
Notary Public, State of California

My commission expires 8-3-05

(Seal) MONIQUE JORDAN Commission # 1505192 Notary Public - California San Diego County My Comm. Expires Aug 3, 2008

This report ** contains (check applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Cash Flows.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ✓ (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- ✓ (j) A Reconciliation including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3.3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) Certified Public Accountants' Supplementary Report on Internal Accounting Control.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).*

CORADINO HICKEY & HANSON
A CPA CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

World-wide representation through IA International
An international affiliation of independent accounting firms

Charles J. Coradino, CPA
David R. Hickey, CPA
Bruce A. Hanson, CPA

Members
American Institute of
Certified Public Accountants
Private Companies
Practice Section (PCPS)
California Society of
Certified Public Accountants
Western Association of
Accounting Firms

INDEPENDENT AUDITORS' REPORT

Board of Directors
Stolper & Co., Inc.
San Diego, California

We have audited the accompanying statement of financial condition of Stolper & Co., Inc. as of December 31, 2004, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Stolper & Co., Inc. as of December 31, 2004, and the results of their operations and cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CORADINO HICKEY AND HANSON
A CPA CORPORATION

Charles J. Coradino, CPA

February 2, 2005

4275 Executive Square, Suite 200 • La Jolla, California 92037 • Telephone (858) 455-9000 • Facsimile (858) 455-8279 • www.chhcpa.com

STOLPER & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 33,155
Capital Preservation Fund	524,200
Accounts receivable	75,919
Accounts receivable from affiliated partnerships	30,324
Prepaid expenses	8,432
Other current assets	8,985
Total current assets	681,015
FURNITURE, EQUIPMENT AND IMPROVEMENTS	
Furniture and equipment	407,027
Leasehold improvements	28,514
	435,541
Less accumulated depreciation and amortization	(337,571)
	97,970
OTHER ASSETS	
Investment in Affiliated Partnerships	13,953
Deposit	10,697
	24,650
	$ 803,635

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 21,794
Deferred revenue	1,250
Total current liabilities	23,044
STOCKHOLDERS' EQUITY	
Common stock, $1 par value; 25,000 shares authorized; 900 shares issued and outstanding	900
Additional paid-in capital	13,383
Retained earnings	766,308
	780,591
	$ 803,635

See notes to financial statements.

STOLPER & CO., INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES	
Commissions	$ 701,428
Consulting income	1,548,573
Dividend and interest income	8,791
Other income	3,166
	2,261,958
EXPENSES	
Employee compensation and benefits	1,667,034
Broker commissions and clearing fees	118,811
Occupancy and communications	109,767
Other operating expenses	363,325
	2,258,937
Net income before provision for income taxes	3,021
PROVISION FOR INCOME TAXES	800
Net income	$ 2,221

See notes to financial statements.

STOLPER & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
BALANCE AT, December 31, 2003	$ 900	$ 13,383	$ 764,087	$ 778,370
Net income			2,221	2,221
BALANCE AT, December 31, 2004	$ 900	$ 13,383	$ 766,308	$ 780,591

See notes to financial statements.

STOLPER & CO., INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 2,221
Adjustments to reconcile net income to cash used by operating activities:	
Depreciation and amortization	34,228
Effect of changes in:	
Accounts receivable	(44,479)
Prepaid expenses and other current assets	(3,816)
Other assets	(10,697)
Accounts payable	12,370
Accrued expenses	(9,784)
Deferred revenue	(7,190)
Net cash used by operating activities	(27,147)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Acquisition of furniture, equipment and improvements	(89,808)
Net purchases of investments through Capital Preservation Fund	101,628
Net cash provided by investing activities	11,820
Decrease in cash and cash equivalents	(15,327)
CASH AND CASH EQUIVALENTS, beginning of year	48,482
CASH AND CASH EQUIVALENTS, end of year	$ 33,155

See notes to financial statements.

1. DESCRIPTION OF COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Stolper & Co., Inc. (the "Company"), a California Corporation, is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the National Association of Securities Dealers, Inc. The Company's customers consist primarily of affluent individual investors, corporations, trusts, partnerships, and pension plans located throughout the United States of America.

The Company operates under SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on behalf of customers on a fully disclosed basis through a clearing firm. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Consulting fees, consisting primarily of investment management and advisory services, are billed primarily on a quarterly basis, in advance. The revenue from such services is recognized ratably over the billing period in which the services are to be performed. Deferred revenue represents amounts billed in advance for consulting fees. Commission revenue and related commission expense from securities transactions are recognized as of the trade date.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

The Company considers all highly liquid investments such as money market funds with a maturity of three months or less at the date of acquisition to be cash equivalents.

The Company maintains its cash and cash equivalent balances at a financial institution located in San Diego, California. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The Company's accounts, at times, may exceed the federally insured limit. At December 31, 2004, the Company had no uninsured cash balances.

Accounts receivable consist of the amounts due from the Company's normal business activities. The Company considers all receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Furniture, equipment, and improvements are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, which are estimated to be three to seven years. Leasehold improvements are amortized over the term of the lease or their estimated useful lives. Depreciation and amortization expense charged to operations for the year ended December 31, 2004 was $34,228.

1. DESCRIPTION OF COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company was a general partner in three limited partnerships during the year: Stolper Defensive Growth Partners, LP ("SDGP"), Stolper Pegasus Partners, LP ("SPP"), and Stolper Growth Partners, LP ("SGP"). Since the ownership interest in each of these partnerships is less than one percent, they are accounted for using the cost method. In January 2004, SGP was dissolved and substantially all of the Company's interest in SGP was transferred to SDGP. Subsequent to year-end, in January 2005, the Company, as a general partner of SDGP, entered into an agreement and plan of reorganization whereby SDGP was reorganized into a mutual fund and substantially all of the assets of the partnership were transferred to the mutual fund. In accordance with the agreement, the Company paid legal and regulatory filing expenses for the reorganization totaling approximately $33,000, which have been included in other operating expenses in the accompanying statement of operations.

2. CAPITAL PRESERVATION FUND

The Capital Preservation Fund is a money market mutual fund that invests in securities issued by the U.S. Treasury that are guaranteed by the direct full faith and credit pledge of the U.S. government. The Fund maintains a weighted average maturity of 63 days or less in its underlying securities. The Capital Preservation Fund is stated at market value, which is a constant $1/share.

3. INCOME TAXES

The Company, with the consent of its stockholders, has elected "S" Corporation status. The Company reports on the cash basis method of accounting for income tax purposes. Under "S" Corporation status, the current annual cash-basis taxable income and losses and/or deductions of the Company is reported by the stockholders' on their individual Federal and State income tax returns. Therefore, no Federal income taxes are reflected in the financial statements for the Company. California has imposed a 1.5% surtax on the corporate profits of an "S" Corporation, which is reflected in the income tax provision.

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based upon enacted tax laws and rates applicable to the years in which the differences are expected to affect taxable income. The source of these differences and the resulting cumulative tax effect results primarily from the recognition of revenues and expenses, and the related assets and liabilities, on the cash basis of accounting for income tax purposes and the accrual method of accounting for financial statement purposes.

Cash paid for income taxes for the year ended December 31, 2004 was $1,236.

4. LEASE COMMITMENT

The Company leases its office space under a noncancellable operating lease agreement, which expires in June 2009. The lease requires the Company to pay all property taxes, insurance, and maintenance plus a monthly rent of approximately $9,400. The total rent expense under noncancellable operating leases charged to operations for the year ended December 31, 2004 was approximately $88,100.

The total annual minimum lease commitments at December 31, 2004 under this lease are approximately as follows:

Years Ending December 31,	
2005	$ 114,648
2006	118,520
2007	122,392
2008	126,264
2009	64,100
Thereafter	-
	$ 545,924

5. RELATED PARTY TRANSACTIONS

During 2004, the Company recorded management fees of approximately $115,000 from affiliated entities SDGP, SPP, and SGP, which have been included in consulting fees in the accompanying statement of operations.

At December 31, 2004, $30,324 was due from affiliated partnerships for management fees.

6. RETIREMENT PLAN

The Company has a profit-sharing plan, which covers all full-time employees over twenty-one years of age who have completed one year of service. Company contributions are at the discretion of management subject to certain statutory limitations. For the year ended December 31, 2004 the Company's discretionary contributions totaled approximately $88,500.

7. SHAREHOLDERS AGREEMENT

In July 1998, the Company and one of its shareholders entered into an agreement to restrict the transfer of the shareholder's shares of the Company's common stock. In the event of any purported transfer or other repurchase event, the Company must be notified first in writing. The Company has the right to purchase such shares at the price and on the terms defined in the agreement. In the event the Company does not elect to purchase such shares, the Company will offer such stock to its non-offering shareholder, at the price and on the terms as defined. In such an event, if the Company and non-offering shareholder do not purchase the shares, then each purchaser or transferee is subject to the provisions and restrictions of this shareholders agreement.

8. NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer, is required under the provisions of the Securities Exchange Act of 1934 Rule 15c3-1 to maintain the greater of a minimum net capital of at least $5,000 or one-fifteenth of the aggregate indebtedness as defined under the Act. At December 31, 2004, the Company's net capital was $515,749 and the Company's aggregate indebtedness was $23,044 or 4% of net capital.

9. COMMISSION REVENUE AGREEMENT

The Company earns commission revenue under an agreement with a securities broker whereby the broker acts as a clearing agent for the Company's customer securities transactions. The agreement contains certain covenants with which the Company must comply, including requirements to maintain minimum net capital of not less than $50,000 in excess of the minimum net capital requirement per Rule 15c3-1, and to maintain at least $500,000 of blanket brokers' indemnity bond insurance covering any and all of its employees, agents, and partners.

STOLPER & CO., INC.

SUPPLEMENTARY SCHEDULES

STOLPER & CO., INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2004

Total ownership equity from statement of financial condition	$ 780,591
Total non-allowable assets	(190,070)
Excess bond deductible	(5,000)
Net capital before haircuts on securities positions	585,521
Haircuts on securities:	
Investment, Capital Preservation Fund	(69,772)
Net capital	$ 515,749
Minimum net capital required (based on aggregate indebtedness)	$ 1,535
Minimum net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 510,749
Excess net capital at 1000%	$ 513,445
Total aggregate indebtedness	$ 23,044
Percentage of aggregate indebtedness to net capital	4%

STOLPER & CO., INC.

SCHEDULE II – EXEMPTIVE PROVISION UNDER RULE 15C3-3

DECEMBER 31, 2004

An exemption from Rule 15c 3-3 is claimed based on:

All customer transactions are cleared through another Broker-Dealer on a fully disclosed basis.

Name of Clearing Firm:

Merrill Lynch, Pierce, Fenner & Smith Inc.	SEC No. 8-7221	Product Code A

STOLPER & CO., INC.

SCHEDULE III - RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2004

Net capital as reported in Part IIA of the Company's FOCUS report at December 31, 2004	$ 502,980
Adjustment to net income to correct cash	618
Adjustment to net income to adjust income tax provision	1,002
Adjustments to allowable assets	
Adjustments to non-allowable assets	7,290
Adjustment for excess bond deductible	(5,000)
Adjustment to haircuts on investments	8,859
Adjusted net capital	$ 515,749
Regulatory net capital, per audit	$ 515,749

STOLPER & CO., INC.

CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

CH &H CORADINO HICKEY & HANSON
A CPA CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

INTERNATIONAL
World-wide representation through IA International
An international affiliation of independent accounting firms

Charles J. Coradino, CPA
David R. Hickey, CPA
Bruce A. Hanson, CPA

Members
American Institute of
Certified Public Accountants
Private Companies
Practice Section (PCPS)
California Society of
Certified Public Accountants
Western Association of
Accounting Firms

CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Stolper & Co., Inc.
San Diego, California

In planning and performing our audit of the financial statements and supplemental schedules of Stolper & Co., Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4275 Executive Square, Suite 200 • La Jolla, California 92037 • Telephone (858) 455-9000 • Facsimile (858) 455-8279 • www.chhcpa.com

Board of Directors
Stolper & Co., Inc.
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Stolper & Co., Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CORADINO HICKEY and HANSON
A CPA Corporation

Charles J. Coradino, CPA

February 2, 2005

STOLPER & CO., INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

WITH

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

TABLE OF CONTENTS